1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
CARL A. de BRITO carl.debrito@dechert.com +1 212 698 3543 Direct +1 212 314 0043 Fax

June 5, 2015

Asen Parachkevov
Attorney Adviser
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	Crescent Capital BDC, Inc.
Registration Statement on
File Number: 000-55380

Dear Mr. Parachkevov:

We are writing in response to comments provided telephonically on May 11, 2015 and with respect to Amendment No. 1 to the registration statement (the “Registration Statement”) filed on Form 10 under the Securities Exchange Act of 1934, as amended, on April 10, 2015 on behalf of Crescent Capital BDC, Inc. (the “Company”), a closed-end fund that will elect to be regulated as a business development company (“BDC”). The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

EXPLANATORY NOTE

Comment 1.          Please revise the statements in the Registration Statement describing the purpose of filing the Registration Statement to accurately reflect the reasons for the registration. Please re-insert the language stating that a purpose of filing the Registration Statement is to provide current public information to the investment community.

Response 1.         The disclosure has been revised accordingly.

ITEM 1. BUSINESS

Description of Business – General – Investment Advisory Agreement; Administration Agreement; License Agreement

Comment 2.          Please add disclosure stating that payment-in-kind (“PIK”) interest and original issue discount (“OID”) will increase the Company’s pre-incentive fee net investment income and make it easier for the Company to surpass the fixed “Hurdle” rate.

Response 2.         The disclosure has been revised accordingly.

Comment 3.          Please clarify the description of the management fee and revise the disclosure so that the term “Qualified IPO” is defined in a separate sentence.

Response 3.         The disclosure has been revised accordingly.

Description of Business – The Private Offering

Comment 4.          Please confirm that there are no interest payments to prior investors associated with “Catch-Up Purchases.”

Response 4.         We hereby confirm that there are no interest payments to prior investors associated with “Catch-Up Purchases.”

ITEM 1A. RISK FACTORS

Risks Related to Our Investments

Comment 5.          Please revise the “Lack of Liquidity in Investments” risk factor to separate out disclosure relating to below investment grade securities and place such disclosure under a separate risk factor heading.

Response 5.         The disclosure has been revised accordingly.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Comment 6.          Please provide the financial statements resulting from the seed capital audit of the Company.

Response 6.         The financial statements have been included as part of the Registration Statement.

*          *          *          *          *

In addition, we are authorized by our client to acknowledge the following on the Company’s behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact me at (212) 698-3543.

Sincerely,

/s/ Carl A. de Brito

Carl A. de Brito